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                            October 14, 2021

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 3 to Registration Statement on Form F-1
                                                            Filed October 1,
2021
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 to Registration Statement on Form F-1 filed October 1, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 44

   1. We note your response to comment 3. We further note disclosure that "The 'Company',
                                                        'we', 'us', or 'our' in
this Management   s Discussion and Analysis of Financial Condition
                                                        and Results of
Operations section refers to ALECS, our wholly-owned subsidiary in Hong
                                                        Kong, unless the
context otherwise indicates." However, in general in the prospectus it appears that you use
the term "we", "us," and "our" in the prospectus to refer to the ALE
                                                        Group Holding Limited
and its subsidiaries. For consistency, please revise
                                                        your Management   s
Discussion and Analysis of Financial Condition and Results of
                                                        Operations section to
reflect you are providing information for your operating subsidiary
                                                        ALECS.
 Tak Ching Poon
ALE Group Holding Ltd
October 14, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameTak Ching Poon                             Sincerely,
Comapany NameALE Group Holding Ltd
                                                             Division of
Corporation Finance
October 14, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName